Exhibit 99.1

Management’s Report on Internal Control Over Financial Reporting

The management of IESI-BFC Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is reviewed and approved by the Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections regarding the effectiveness of these controls applicable to future periods are also subject to the risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s internal control over financial reporting (“ICFR”) based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is considered effective.

As permitted, management’s evaluation of and conclusion on the effectiveness of the Company’s ICFR did not include an evaluation of the internal control over financial reporting for the operations and assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, “Fred Weber”), acquired on December 23, 2010. In addition, the Company completed the acquisition of Waste Services, Inc. (“WSI”) on July 2, 2010. Since the closing of the WSI acquisition, the Company has fully integrated certain of WSI’s Canadian operations, including their financial records, with certain of the Company’s Canadian operations which existed prior to the closing of the acquisition. The remaining operations of WSI have not been integrated as at December 31, 2010 and are excluded from the Company’s evaluation of ICFR.  The excluded amounts for both acquisitions represent approximately 22.8% of the Company’s total consolidated assets and 12.6% of total consolidated net assets as at December 31, 2010, and 10.6% of the Company’s consolidated revenues and 21.1% of consolidated net income for the year ended December 31, 2010.

Based on management’s evaluation, which excluded certain portions of the business acquired from WSI and the acquisition of Fred Weber, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.  There were no material weaknesses identified by management as of December 31, 2010.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2010.  Deloitte & Touche LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

Keith Carrigan (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Chief Financial Officer
March 9, 2011	March 9, 2011

Management’s Responsibility for Financial Statements

The consolidated financial statements of IESI-BFC Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls.  These systems are designed and operated effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board of Directors carries out this responsibility principally through their Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal controls, accounting policy, and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before such statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Keith Carrigan (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Chief Financial Officer
March 9, 2011	March 9, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of IESI-BFC Ltd.

We have audited the internal control over financial reporting of IESI-BFC Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting the waste collection, transfer and landfill assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, “Fred Weber”) which was acquired on December 23, 2010. In addition, as described in Management’s Report on Internal Control over Financial Reporting, the Company acquired Waste Services Inc. (“WSI”) on July 2, 2010. Since the closing of the WSI acquisition, the Company has fully integrated certain Canadian operations, including its financial records, with certain of the Company’s Canadian operations which existed prior to the closing of the acquisition. The remaining operations of WSI have not been integrated as at December 31, 2010 and are excluded from Management’s assessment of internal control over financial reporting. The excluded amounts for both acquisitions represent approximately 22.8% of the Company’s total consolidated assets and 12.6% of total consolidated net assets as at December 31, 2010, and 10.6% of the Company’s consolidated revenues and 21.1% of consolidated net income for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Fred Weber and the operations of WSI that have not been integrated as at December 31, 2010. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 9, 2011 expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 9, 2011

Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of IESI-BFC Ltd.

We have audited the accompanying consolidated financial statements of IESI-BFC Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive income, cash flows and equity for each of the years in the two-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IESI-BFC Ltd. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 9, 2011

Toronto, Canada

IESI-BFC Ltd.

Consolidated Balance Sheets

December 31, 2010 and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	December 31, 2010	December 31, 2009
ASSETS

CURRENT
Cash and cash equivalents	$13,406	$4,991
Accounts receivable (Note 7)	207,098	111,839
Other receivables	472	546
Prepaid expenses	27,254	18,276
Restricted cash (Note 8)	434	382
Other assets (Note 14)	1,928	770
	250,592	136,804

OTHER RECEIVABLES	806	1,213

FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	8,949	8,102

INTANGIBLES (Note 9)	272,082	100,917

GOODWILL (Note 10)	1,081,868	630,470

LANDFILL DEVELOPMENT ASSETS	12,174	7,677

DEFERRED FINANCING COSTS (Note 11)	21,157	9,358

CAPITAL ASSETS (Note 12)	758,287	439,734

LANDFILL ASSETS (Note 13)	975,691	661,738

INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 23)	4,117	—

OTHER ASSETS (Note 14)	4,764	1,574
	$3,390,487	$1,997,587
LIABILITIES

CURRENT
Accounts payable	$100,181	$62,753
Accrued charges (Note 15)	136,629	70,572
Dividends payable	15,296	11,159
Income taxes payable	14,425	6,278
Deferred revenues	20,378	13,156
Current portion of long-term debt (Note 16)	1,500	—
Landfill closure and post-closure costs (Note 17)	8,229	6,622
Other liabilities (Note 14)	6,091	8,312
	302,729	178,852

LONG-TERM DEBT (Note 16)	1,258,159	654,992

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	90,010	63,086

OTHER LIABILITIES (Note 14)	7,329	3,611

DEFERRED INCOME TAXES (Note 18)	85,665	81,500
	1,743,892	982,041
COMMITMENTS AND CONTINGENCIES (Note 22)

EQUITY (Note 19)

NON-CONTROLLING INTEREST	—	230,014

SHAREHOLDERS’ EQUITY
Common shares (authorized - unlimited, issued and outstanding - 121,429,737 (December 31, 2009 - 82,111,148))	1,878,286	1,082,950
Restricted shares (issued and outstanding - 277,150 (December 31, 2009 - 225,000))	(5,169)	(3,928)
Additional paid in capital	7,092	2,118
Deficit	(188,972)	(214,898)
Accumulated other comprehensive loss	(44,642)	(80,710)
Total shareholders’ equity	1,646,595	785,532
Total equity	1,646,595	1,015,546
	$3,390,487	$1,997,587

James J. Forese (signed) - Non-Executive Chairman	Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2010 and 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts)

	2010	2009

REVENUES	$1,429,765	$1,008,466
EXPENSES
OPERATING	839,973	588,104
SELLING, GENERAL AND ADMINISTRATION	192,865	136,846
RESTRUCTURING (Note 22)	5,180	—
AMORTIZATION	207,666	156,702
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(414)	(198)
OPERATING INCOME	184,495	127,012
INTEREST ON LONG-TERM DEBT	48,786	34,225
NET FOREIGN EXCHANGE LOSS	47	276
NET GAIN ON FINANCIAL INSTRUMENTS	(5,493)	(1,562)
CONVERSION COSTS	—	298
OTHER EXPENSES	3,210	162
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	137,945	93,613
INCOME TAX EXPENSE (Note 18)
Current	36,248	20,039
Deferred	19,410	19,846
	55,658	39,885
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	118	—
NET INCOME	82,169	53,728

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	37,012	25,049
Derivatives designated as cash flow hedges, net of income tax ($1,217) (2009 - ($1,319))	2,211	2,717
Settlement of derivatives designated as cash flow hedges, net of income tax $46 (2009 - $110)	(86)	(332)
COMPREHENSIVE INCOME	$121,306	$81,162

NET INCOME - CONTROLLING INTEREST	$74,105	$47,062
NET INCOME - NON-CONTROLLING INTEREST	$8,064	$6,666
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$110,173	$71,092
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$11,133	$10,070

Net income per weighted average share, basic	$0.77	$0.64
Net income per weighted average share, diluted	$0.76	$0.63
Weighted average number of shares outstanding (thousands), basic	96,451	73,892
Weighted average number of shares outstanding (thousands), diluted	107,479	85,020

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$82,169	$53,728
Items not affecting cash
Restricted share expense	1,977	1,485
Write-off of landfill development assets	290	77
Accretion of landfill closure and post-closure costs (Note 17)	3,827	3,130
Amortization of intangibles	34,673	28,669
Amortization of capital assets	100,559	74,532
Amortization of landfill assets	72,434	53,501
Interest on long-term debt (amortization and write-off of deferred financing costs)	4,672	2,902
Net gain on sale of capital and landfill assets	(414)	(198)
Net gain on financial instruments	(5,493)	(1,562)
Deferred income taxes	19,410	19,846
Net loss from equity accounted investee	118	—
Landfill closure and post-closure expenditures (Note 17)	(5,749)	(7,145)
Changes in non-cash working capital items (Note 20)	(14,612)	27,304
Cash generated from operating activities	293,861	256,269
INVESTING
Acquisitions, net of cash acquired (Note 5)	(301,084)	(27,385)
Restricted cash deposits	(52)	(382)
Restricted cash withdrawals	—	82
Investment in other receivables	—	(1,434)
Proceeds from other receivables	554	487
Funded landfill post-closure costs	(285)	(1,021)
Purchase of capital assets	(97,647)	(81,219)
Purchase of landfill assets	(44,994)	(41,057)
Proceeds from the sale of capital and landfill assets	3,001	4,487
Proceeds from asset divestitures (Note 6)	23,753	—
Investment in landfill development assets	(2,929)	(1,530)
Cash utilized in investing activities	(419,683)	(148,972)
FINANCING
Payment of deferred financing costs	(16,226)	(2,106)
Proceeds from long-term debt	1,245,102	190,609
Repayment of long-term debt	(1,048,694)	(443,320)
Common shares issued, net of issue costs	(198)	209,264
Proceeds from the exercise of stock options	4,261	—
Purchase of restricted shares	(1,241)	(172)
Dividends paid to share and participating preferred shareholders	(48,777)	(70,849)
Cash generated from (utilized in) financing activities	134,227	(116,574)
Effect of foreign currency translation on cash and cash equivalents	10	2,330
NET CASH INFLOW (OUTFLOW)	8,415	(6,947)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	11,938
CASH AND CASH EQUIVALENTS, END OF YEAR	$13,406	$4,991

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$13,406	$4,991
Cash equivalents	—	—
	$13,406	$4,991
Cash paid during the year for:
Income taxes	$21,226	$16,785
Interest	$39,426	$33,428

For information on non-cash transactions, refer to notes 5 and 19.

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Consolidated Statement of Equity

For the year ended December 31, 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Deficit	Accumulated other comprehen- sive loss (Note 19)	Non-controlling interest	Total equity
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					74,105		8,064	82,169
Dividends					(48,179)		(4,006)	(52,185)
Restricted shares purchased		(1,241)						(1,241)
Restricted share expense				1,977				1,977
Common shares issued, net of issue costs and income tax	551,552							551,552
Common shares issued on exercise of stock options	6,643			(2,382)				4,261
Common shares issued on exchange of participating preferred shares (“PPSs”)	237,141						(237,141)	—
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(2,153)					(2,153)
Deferred compensation obligation			2,153					2,153
Stock options and warrants assumed on acquisition				4,950				4,950
Stock based compensation				429				429
Foreign currency translation adjustment						34,065	2,947	37,012
Derivatives designated as cash flow hedges, net of income tax						2,084	127	2,211
Settlement of derivatives designated as cash flow hedges, net of income tax						(81)	(5)	(86)
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$—	$1,646,595

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Consolidated Statement of Equity

For the year ended December 31, 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Deficit	Accumulated other comprehensive loss (Note 19)	Non-controlling interest	Total equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					47,062		6,666	53,728
Dividends					(68,825)		(9,748)	(78,573)
Restricted shares purchased		(172)						(172)
Restricted share expense				1,485				1,485
Common shares issued, net of issue costs and income tax	213,942							213,942
Common shares issued on exchange of PPSs	760						(760)	—
Common shares acquired by U.S. LTIP			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						21,941	3,108	25,049
Derivatives designated as cash flow hedges, net of income tax						2,380	337	2,717
Settlement of derivatives designated as cash flow hedges, net of income tax						(291)	(41)	(332)
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

IESI-BFC Ltd. (the “Company”) was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).  Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”) and continued operating as IESI-BFC Ltd.  On June 5, 2009, the Company commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009.

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve comparability of its financial information with its peers and to reduce foreign currency fluctuations in the Company’s reported amounts as a significant portion of its assets, liabilities and operations reside in the U.S., and transact in U.S. dollars.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  Once complete, the Company’s consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.  The resulting translation adjustments are included in other comprehensive income or loss.

3.              Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable;  future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in the option pricing

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

model; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities.  Accordingly, results may differ significantly from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables may include direct finance lease receivables.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower.  Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures.  Cash received in advance of certain permitted expenditures is not available for general Company purpose or use.  Accordingly, restricted cash amounts are classified as restricted cash on the Company’s consolidated balance sheet.  Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows.

Intangibles

Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives.  Finite life intangibles are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	2-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood  that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  The Company has identified its reporting units as its operating segments and the

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of Waste Services, Inc. (“WSI”) in 2010, the Company added WSI’s Canadian operations to its Canadian segment and WSI’s U.S. operations to its U.S. south segment.

The impairment test is a two step test.  The first test requires the Company to compare the fair value of its reporting units to its carrying amount.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, the Company has utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by the Company.  Accordingly, the Company compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some or all of the following: operating income before restructuring costs, amortization and net gain or loss on sale of capital and landfill assets multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Due to the inherent subjectivity in estimating fair value, a more pronounced and prolonged recession, loss of business or loss of operating permit could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2010, at which time the Company determined that the fair value of its Canadian and U.S. south reporting units substantially exceeded their carrying amounts. At April 30, 2010, the fair value of the Company’s U.S. northeast reporting unit exceeded its carrying amount by 12.6% which was a substantially lower margin of excess compared to its Canadian and U.S. south segments.  The Company uses the discounted cash flow and the market approach, using the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense, to establish the fair value of the U.S. northeast reporting unit.  The primary assumptions employed in the discounted cash flow approach include revenue growth of 3.0%; capital and landfill expenditures equal to 9.4% of revenue; revenues less operating expense and selling, general and administration expense margin improvement in the first five years of 0.5% and nil thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.03%.  There is significant subjectivity in estimating fair value.  Accordingly, an increase in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value.  The Company has significant operating losses that are available to shelter income that is otherwise subject to tax.  The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value.  Finally, a further decline in this segment’s performance due to loss of business or recurring economic weakness could also result in a lower calculation of fair value.   The carrying amount of goodwill allocated to the U.S. northeast segment amounts to $405,906 at December 31, 2010 (2009 — $402,212).  A review of conditions existing at December 31, 2010 did not warrant the Company re-performing its test for goodwill impairment.  The Company will continue to monitor both economic and financial conditions and re-perform its test for impairment as conditions present themselves.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits.  Landfill development assets are capitalized to landfill assets once the asset is available for use.  Once capitalized to landfill assets, these costs are amortized in accordance with the Company’s landfill asset policy.  Management periodically reviews the carrying values of landfill development assets for impairment.  Any resulting write-down to fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s consolidated statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument.  Amortization of deferred financing costs is recorded to interest expense in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-10 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	3-10 years

The historical cost of acquiring an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include interest costs attributable to the construction and development of certain capital assets.  The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use.  Interest is capitalized at the Company’s weighted average cost incurred on long-term debt.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized cost and interest amounts are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use.  Interest is capitalized at the Company’s weighted average cost of long-term debt.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The cost of landfill assets, together with projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.  Capitalized landfill closure and post-closure costs are amortized immediately as they are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs.  The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•                  Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•                  It is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;

•                  The Company has a legal right to use or obtain land associated with the expansion plan;

•                  There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•                  Management is committed to pursuing the expansion; and

•                  Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in equity accounted investee

Investments in which the Company has joint control or significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, the Company records its initial investment at cost.  The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, the Company’s investment is also increased or decreased to reflect loans and advances, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Accrued insurance

The Company is self-insured for certain general and auto liability, and workers’ compensation claims.  Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported.  The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts.  Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes various estimates in the determination of self-insured insurance accruals.  Changes in these estimates could result in significant changes to accrued insurance amounts.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at fair value over the landfill’s operating life representing the period over which waste is accepted.  The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel.  Estimates are reviewed at least once annually and consider amongst other things the various regulations that govern each facility.  Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates for periods during or post waste acceptance.  Quoted market prices are not available to fair value landfill closure and post-closure costs.  Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates.  Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures.  An inflation factor of 2.0% (December 31, 2009 — 2.0%) and 2.5% (December 31, 2009 — 2.5%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively.  Fair value estimates are discounted back to their present value using the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures.  Accordingly, the Company has discounted landfill closure and post-closure costs using a credit adjusted risk free rate between 5.4% and 9.5% in Canada (December 31, 2009 — 5.4% and 9.5%) and 5.7% and 7.2% (December 31, 2009 — 5.7% and 7.2%) in the U.S.  Due to the inherent uncertainty in making these estimates, actual results could differ significantly.  In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure costs, but impacts subsequent fair value calculations.

Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities.  Accordingly, the Company has excluded any estimate of market risk premiums in the fair value determination of landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate.  Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed.  The total obligation will be fully accrued, net of accretion, at the time these facilities cease to accept waste and are closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the consolidated statement of operations and comprehensive income or loss.  Accretion expense continues to be recognized post waste acceptance.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill.  These same costs are estimated and included in the Company’s landfill post-closure accruals for all activities that occur post the landfill’s operating life.  Maintenance activities are generally required for a period of 30 years post waste acceptance.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income taxes

Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits.   The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties.  The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable.  The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized upon the collection of waste for collection customers under contractual service agreements.  Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power.  Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser.  Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues as presented in the consolidated statement of operations and comprehensive income or loss.

Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash is received prior to the services being performed.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed.  The purchase price is further allocated to the fair value of non-controlling interest.  Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions.  If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition.

The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis.  Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions.  For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition.  Contingent consideration is initially recorded at fair value on the date of acquisition.  Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition.  Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments.  Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity.  A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration for acquisitions completed prior to January 1, 2009, which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt was recognized at fair value and included in the purchase price allocation.  Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions.  Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured.  The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the consolidated statement of operations and comprehensive income or loss.  Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company’s consolidated balance sheet.

Advertising costs

Advertising costs of $3,256 (2009 - $2,303) are expensed as incurred and included in selling, general and administration expenses in the consolidated statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions to make royalty payments.  Royalty payments, and accrued amounts payable, are recorded to operating expenses on the consolidated statement of operations and comprehensive income or loss as incurred.

Costs associated with exit activities

The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee.  Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits.  A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract.  Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Impairment of long-lived assets

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  Any resulting impairment loss is recorded in the period in which the impairment occurs.  The Company has not recorded an impairment loss in the current or comparative year.

Non-controlling interest

Non-controlling interest represents a direct non-controlling equity interest in the Company through IESI Corporation’s (“IESI”) PPS holdings.  The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company.  PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition was agreed to and subsequently announced.  An exchange of PPS into a share of the Company is recorded at the carrying value of the PPS at issuance net of net income or loss and dividends attributable to the PPS to the date of exchange for the period prior to January 1, 2009.  Subsequent to January 1, 2009, an exchange of a PPS into a share of the Company is recorded at the carrying value of the PPS at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to a PPS to the date of exchange.

Share based compensation

Share based options

With the exception of the stock options assumed on the acquisition of WSI, the Company has issued all share based options with stock appreciation rights.  Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at fair value at each balance sheet date until their date of settlement.  The Company considers estimated forfeitures in the determination of fair value.  Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.   Additionally, changes in the fair value of share based options are recorded to selling, general and administration expense in the consolidated statement of operations and comprehensive income or loss.  The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award.

The stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions.  These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price over the expected term.  Changes in subjective assumptions can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss.

Restricted shares

Compensation related to restricted shares is recognized over the period in which employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and are accounted for separately over the employee service period to the date of vesting.  Restricted shares are initially recorded to shareholders’ equity with the related expense recorded to selling, general and administration expense as the employee service period is satisfied.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares.  Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust.  A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy.  The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations.  As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and trust units acquired by the U.S. LTIP reduce by a similar amount.

Warrants

The warrants assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing using the Black-Scholes-Merton option pricing model.

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise as a gain or loss on financial instruments, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, with an offset to other assets or other liabilities on the Company’s consolidated balance sheet.  Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•                  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•                  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•                  they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard hedges.

Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract.  The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract.  An embedded derivative is separated from its host contract when all of the following conditions are met:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  the separated instrument would meet the definition of a derivative; and

•                  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Any gains or losses on embedded derivatives are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to other assets or other liabilities on the Company’s consolidated balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.  Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods, and is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the gains, losses, revenues and expenses of the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy.  Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period.  Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment.  The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective.  When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss.  If the Company terminates its designation of the hedging relationship or the

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.  Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods during which the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company has concluded that its U.S. segments are self-sustaining foreign operations which are translated applying the current rate method.  Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates.  The resulting translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income when a reduction in the investment in these foreign operations is realized.  Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars.  The Company’s consolidated balance sheet is subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The consolidated statements of operations and comprehensive income or loss and consolidated statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.

Disposal of long-lived assets and discontinued operations

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs.  Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

4.              Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance does not have a significant impact on the Company’s financial statements.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.   For the Company, this guidance is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011.  Early adoption is permitted.  This guidance will have no significant impact on the Company’s financial statements.

5.              Acquisitions

WSI

Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI for share consideration.  All WSI common stock outstanding was cancelled and extinguished and automatically converted into the right to receive 0.5833 shares of the Company’s common shares, which represented 27,971 common shares of the Company, and cash payable in lieu of fractional shares.

The fair value of common share consideration was calculated using the opening market price of the Company’s shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders.

Outstanding warrants and stock options issued by WSI and outstanding on July 2, 2010 were assumed by the Company. These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share prices over the expected term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07%. Warrants and stock options form a portion of consideration in the purchase price allocation.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company executed the transaction pursuant to its strategy of growth through acquisition.  Specifically, the Company believes that the acquisition will provide it with the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables the Company to increase its internalization in its Canadian and U.S. northeast markets.  Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages, expected future earnings, or the employment of market focused strategies.

An independent firm has been engaged to assist management in preparing the purchase price allocation. The purchase price allocations are preliminary and do not reflect final fair value amounts for all the assets acquired and liabilities assumed.  The purchase price allocation is as follows:

Consideration
Common shares	$551,750
Warrants and stock options assumed	4,950
Cash for fractional shares	2
Total consideration	$556,702

Net assets acquired
Cash	$4,057
Accounts receivable (net of allowance for doubtful accounts $292)	50,613
Prepaid expenses	9,498
Income taxes recoverable	1,688
Net assets held for sale (Note 6)	22,983
Intangibles (Note 9)	143,297
Goodwill (Note 10)	363,339
Landfill development assets	1,277
Capital assets	234,769
Landfill assets	187,227
Accounts payable	(26,711)
Accrued charges	(59,223)
Deferred revenues	(3,844)
Long-term debt	(387,675)
Landfill closure and post-closure costs	(14,558)
Other liabilities - long-term	(4,361)
Deferred income taxes	34,326
Total net assets acquired	$556,702

Goodwill recorded by segment
Canada	$293,669
U.S. south	69,670
Total goodwill	$363,339

Results for the WSI acquisition have been included in the Company’s consolidated statement of operations and comprehensive income since the date of acquisition.  WSI’s contribution to the Company’s results is included in its Canadian and U.S. south segments.  The Company has accounted for this acquisition applying the acquisition method of accounting.  Goodwill amounting to $69,670 is expected to be deductible for tax purposes.

The following unaudited pro forma results of operations assume that the Company’s acquisition of WSI, acquired July 2, 2010, occurred on January 1, 2009 and reflect the divestitures required by the consent agreement with the Canadian Competition Bureau:

	2010	2009
	(unaudited)	(unaudited)

Revenues	$1,660,202	$1,425,126
Net income	$83,572	$62,888
Net income per weighted average share, basic and diluted	$0.69	$0.56

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The unaudited pro forma results may not be indicative of the results of operations that would have occurred if the transaction had been in effect on January 1, 2009 or of the operating results which may be realized in the future.  The Company’s integration of certain WSI operations in Canada with the Company’s existing operations makes the determination of WSI’s contributions to revenues and net income impracticable.

Transaction costs for the acquisition of WSI are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $5,517 (2009 - $3,177).

Other acquisitions

For the year ended December 31, 2010, the Company also acquired all of the issued and outstanding common shares of two waste management companies in the U.S. south and all of the solid waste collection assets, including various current assets and liabilities, of 12 waste management companies, one in Canada, seven in the U.S. south and four in the U.S. northeast, each of which constitutes a business.

For the year ended December 31, 2009, the Company acquired all of the solid waste collection assets, including various current assets and liabilities, of two waste management companies in Canada, three in the U.S. south and one in the U.S. northeast, each of which constitutes a business.  The Company also acquired the waste collection assets from one waste management company in Canada.

The Company considers these other acquisitions to be “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces acquired and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial both individually and in aggregate.  The allocations of certain purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the achievement of various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded to the original purchase price allocation.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired, is as follows:

	December 31
	2010	2009

Consideration
Cash, including holdbacks (as applicable)	$306,628	$25,491

Net assets acquired
Accounts receivable	15,238	705
Intangibles (Note 9)	55,489	6,802
Goodwill (Note 10)	60,516	2,031
Capital assets	70,493	5,956
Landfill assets	128,432	16,027
Accounts payable	(6,796)	(1,259)
Landfill closure and post-closure costs	(3,525)	(4,771)
Deferred income taxes	(13,219)	—
Total net assets acquired	$306,628	$25,491

Consideration by segment (including holdbacks (as applicable))
Canada	$48,783	$1,698
U.S. south	246,415	18,718
U.S. northeast	11,430	5,075
Total consideration	$306,628	$25,491

Goodwill recorded by segment
Canada	$1,381	$867
U.S. south	55,440	—
U.S. northeast	3,695	1,164
Total goodwill	$60,516	$2,031

Goodwill amounting to $24,546 (2009 - $2,031) is expected to be deductible for tax purposes.

Investment in equity accounted investee

On January 4, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada.  The Company has applied the equity method of accounting for its interest in these two companies and considers this acquisition to be a “tuck-in”.  Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s consolidated statement of operations and comprehensive income or loss from its date of closing.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for by the Company for its fifty percent ownership interest in its equity investee and its allocation to the fair value of net assets acquired is as follows:

December 31
2010

Consideration
Cash	$3,332

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,144
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,332

The net book value of the equity investee’s net assets was $784 at the date of acquisition.

Goodwill amounting to $1,144 is not deductible for tax purposes.

In December 2010, an on-demand loan of $728 (C$750) (Note 23) was made by the Company to its equity investee.

Transaction costs for other acquisitions are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $3,046 (2009 - $435).

For the year ended December 31, 2010, aggregate cash consideration for other acquisitions, including the Company’s investment in its equity accounted investee, amounted to $304,817 (2009 - $25,491), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Contingent consideration

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $322 (2009 - $1,894) for the year ended December 31, 2010 (Note 22(iv)).

The Company typically holds back the payment of certain amounts due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment at the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts totaled $5,869 (2009 - $2,018).

6.              Divested Assets

In accordance with the consent agreement between the Company and the Canadian Competition Bureau, the Company was required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets: Calgary, Edmonton, Hamilton, Ottawa and Barrie.  In total, these assets generate approximately 18,500 Canadian dollars (“C$”) of annualized revenue.  The Company was also required to divest of one duplicate transfer station in Hamilton.  As of December 31, 2010, the Company has divested of all of the net assets it had previously held for sale.  Net proceeds from the divestitures amount to C$24,468.  No gain or loss was recognized.

Net assets held for sale were recorded at their estimated fair values at July 2, 2010.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net assets held for sale at the date of the acquisition of WSI are comprised of the following:

July 2, 2010

Accounts receivable	$2,276
Prepaid expenses	7
Intangibles	10,092
Goodwill	9,558
Capital assets	4,234
Deferred revenues	(580)
Deferred income taxes	(2,604)
Total net assets held for sale	$22,983

7.              Allowance for Doubtful Accounts

The following table illustrates the movement in the Company’s allowance for doubtful accounts for the year ended December 31, 2010.

	December 31
	2010	2009

Balance, beginning of the year	$4,058	$5,562
Additions to allowance for doubtful accounts, during the year	5,820	3,948
Written-off, uncollectible, during the year	(4,880)	(6,368)
Recoveries, during the year	498	761
Foreign currency translation adjustment, during the year	107	155
Balance, end of year	$5,603	$4,058

8.              Restricted Cash

Restricted cash represents cash received from IRB drawings in advance of incurring the expenditure for which the IRBs are made available.  At December 31, 2010, $434 (2009 - $382) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s U.S. northeast operations.

9.              Intangibles

	December 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$210,032	$117,903	$92,129	$87,351	9.20
Customer lists	193,821	54,375	139,446	84,285	7.98
Non-competition agreements	17,560	9,368	8,192	4,773	4.73
Transfer station permits	27,893	4,010	23,883	14,335	20.00
Trade-names	10,619	2,187	8,432	8,042	8.00
	$459,925	$187,843	$272,082	$198,786

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$110,648	$101,623	$9,025	$342	4.46
Customer lists	110,658	36,156	74,502	5,801	6.20
Non-competition agreements	13,503	6,714	6,789	659	5.00
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—
	$249,346	$148,429	$100,917	$6,802

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2011	$42,919
2012	40,513
2013	37,722
2014	34,469
2015	26,548
Thereafter	89,911
$272,082

10.       Goodwill

The following table outlines the changes in goodwill.

	December 31
	2010	2009

Goodwill, beginning of year	$630,470	$617,832
Goodwill recognized on acquisitions completed, during the year	423,855	2,031
Goodwill recognized in respect of prior period acquisitions, during the year	3,593	1,916
Foreign currency exchange adjustment, during the year	23,950	8,691
Goodwill, end of year	$1,081,868	$630,470

Goodwill amounting to $3,271 (2009 - $22) in respect of contingent consideration was accrued for as at December 31, 2010.

The Company has not recognized any impairment charge on its goodwill in the years ended December 31, 2010 and 2009.  In addition, the Company has not disposed of any goodwill in these years except goodwill attributable to divested assets (Note 6).

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending long-term debt facilities.  The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$34,974	$13,817	$21,157

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$18,394	$9,036	$9,358

Deferred financing cost amortization and write-offs for the year ended December 31, 2010 amounted to $4,672 (2009 - $2,902).

Estimated future amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2011	$5,107
2012	5,107
2013	5,107
2014	2,644
2015	183
Thereafter	3,009
$21,157

12.       Capital Assets

	December 31, 2010
		Accumulated
	Cost	Amortization	Net Book Value

Land and improvements	$126,851	$—	$126,851
Buildings and improvements	176,841	33,789	143,052
Vehicles and equipment	593,449	251,603	341,846
Containers and compactors	252,604	113,145	139,459
Furniture, fixtures and computer equipment	20,669	13,590	7,079
	$1,170,414	$412,127	$758,287

	December 31, 2009
		Accumulated
	Cost	Amortization	Net Book Value

Land and improvements	$50,420	$—	$50,420
Buildings and improvements	110,189	25,737	84,452
Vehicles and equipment	392,993	192,479	200,514
Containers and compactors	187,353	87,979	99,374
Furniture, fixtures and computer equipment	17,336	12,362	4,974
	$758,291	$318,557	$439,734

Capitalized interest for the year ended December 31, 2010 amounted to $97 (2009 - $18).

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Landfill Assets

	December 31, 2010
		Accumulated
	Cost	Amortization	Net Book Value

Landfill assets	$1,407,103	$431,412	$975,691

	December 31, 2009
		Accumulated
	Cost	Amortization	Net Book Value

Landfill assets	$1,016,030	$354,292	$661,738

Capitalized interest for the year ended December 31, 2010 amounted to $2,165 (2009 - $2,043).

14.  Other Assets and Other Liabilities

	December 31
	2010	2009

Other assets
Fair value of commodity swaps	$548	$641
Fair value of commodity swaps designated as cash flow hedges	3,253	1,703
Fair value of interest rate swaps designated as cash flow hedges	2,891	—
	6,692	2,344
Less current portion of other assets	1,928	770
	$4,764	$1,574

Other liabilities
Fair value of interest rate swaps	$7,482	$11,923
Deferred lease liabilities	905	—
Unfavourable lease arrangements	1,149	—
Contingent acquisition payables	2,111	—
Other	1,773	—
	13,420	11,923
Less current portion of other liabilities	6,091	8,312
	$7,329	$3,611

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.  Accrued Charges

Accrued charges are comprised of the following:

	December 31, 2010	December 31, 2009

Insurance	$25,753	$18,799
Payroll and related costs	39,353	19,531
Franchise and royalty fees	5,249	4,301
Interest	7,120	5,224
Provincial and state sales taxes	6,069	3,292
Acquisition and related costs	9,100	3,017
Environmental surcharges	7,660	4,349
Property taxes	642	336
Share based compensation	10,697	2,383
Other	24,986	9,340
Accrued charges	$136,629	$70,572

16.  Long-term Debt

	December 31	December 31
	2010	2009

Term loan	$—	$195,000
Senior secured debenture, series B	58,315	55,418
Revolving credit facilities	1,087,765	295,574
IRBs	109,000	109,000
Other	4,579	—
	1,259,659	654,992
Less current portion of long-term debt	1,500	—
	$1,258,159	$654,992

U.S. revolving credit facility

Effective July 2, 2010, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI, a wholly owned subsidiary of the Company in connection with the closing of the WSI acquisition.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed amounts under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Pricing on advances drawn under the facility increased from the previous facility by 100 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances and interest is payable quarterly in arrears.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 262.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points.

Security under the U.S. facility remained relatively unchanged compared to the previous facility, and represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

In December 2010, the Company exercised a portion of the accordion feature available on its U.S. facility which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011.  The accordion feature on the U.S. facility declined by a similar amount.

The Company’s U.S. facility makes available, net of letters of credit amounting to $139,901 (2009 — $123,700), $49,099 at December 31, 2010 (2009 — $339,300).  At December 31, 2010, $761,000 (2009 — $125,500) was drawn on, and $49,099 (2009 - $241,906) was immediately available for borrowing under the U.S. facility.  The U.S. facility bears interest at either Bank of America’s prime rate or LIBOR plus an applicable margin.  Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee ranging from 0.375% to 0.625%.  At December 31, 2010, the interest rate applicable to $610,000 (2009 — $115,000) outstanding under the U.S. facility was LIBOR plus 300 basis points, or 3.27% (2009 — 2.03%), and the interest rate applicable to the remaining balance of $151,000 (2009 - $10,500) outstanding thereunder was Bank of America’s prime rate plus applicable margin, or 5.25% (2009 — 3.25%).   At December 31, 2010, the Company’s standby fee was 0.50% (2009 — 0.50%).

As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt. Due to the Company exercising a portion of the accordion feature in December 2010, it is not required to comply with this condition until March 31, 2011. During the intervening period, the Company is required to maintain interest rate hedges at fixed rates for at least 30% of total funded debt. Accordingly, the Company has entered into the following interest rate swaps as outlined in the table below:

	December 31, 2010
Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014

Canadian revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”) on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased the Company’s availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points compared to pricing on the previous facility.  The Canadian facility also introduced a new pricing layer for a funded debt to EBITDA position below 1.0 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers’ Acceptances (“BA”) for borrowing on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 27.5 to 35 basis points, and pricing ranges from 55 to 85 basis points, while non-financial letters of credit increased by 81.5 to 85 basis points.

Security under the Canadian facility remained largely unchanged compared to the previous facility, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

At December 31, 2010, C$325,000 (2009 — C$178,000) is drawn on the Canadian facility.  The Company’s remaining availability under its Canadian facility at December 31, 2010, net of letters of credit totaling C$53,355 (2009 — C$39,282), amounts to C$146,645 (2009 - C$87,718).  At December 31, 2010, C$146,645 (2009 - C$87,718) was immediately available for borrowing under the Canadian facility.  At December 31, 2010, the Company’s standby fee was 0.65% (2009 — 0.325%).  At December 31, 2010, Canadian facility advances were principally priced at the BA rate of 1.22%, plus a spread of 2.625% (2009 — 0.45%, plus a spread of 1.375%).

Senior secured debenture, series B (“debenture”)

On June 25, 2004, BFI issued a C$47,000 senior secured, series A debenture, bearing interest at 6.123% and C$58,000 senior secured, series B debenture, bearing interest at 7.015%.  On June 26, 2009, the Company’s series A debenture matured and was repaid.  The Company drew on available capacity from its Canadian revolving credit facility to repay the series A debenture.  Interest on the series B debenture is payable quarterly in arrears, and payments commenced on September 26, 2004.  The series B debenture is payable in full on June 26, 2014.  The debenture is redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin.  The debenture is secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of BFI and its subsidiaries.  The debenture ranks equally with the Company’s Canadian revolving credit facility.

On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility.  The financial covenant referred to above in the Canadian facility section was similarly modified in the trust indenture.  While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

IRBs

On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2009 Seneca IRB Facility”).  The 2009 Seneca IRB Facility makes $90,000 available to fund a portion of the landfill construction and equipment expenditures at the Company’s Seneca Meadows landfill.  The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index (“SIFMA Index”).  Interest is payable monthly in arrears, commencing on February 1, 2010.  At December 31, 2010, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.40% (2009 — 0.35%).  The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI.  At December 31, 2010, $5,000 (2009 - $5,000) was drawn under this facility and $434 (2009 - $382) was restricted (Note 8).

On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“TX IRB Facility”).  The TX IRB Facility makes $24,000 available to fund a portion of landfill construction activities, and equipment, vehicle, and container expenditures in the Company’s Texas operations.  The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007.  At December 31, 2010, the daily interest rate applicable to the TX IRB Facility was 0.41% (2009 — 0.28%).  The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit equal to the amount drawn on the facility.  At December 31, 2010, $24,000 (2009 — $24,000) has been drawn under this facility.

On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“PA IRB Facility”).  The PA IRB Facility makes $35,000 available to fund a portion of landfill construction, equipment, vehicle, and container expenditures in the Company’s Pennsylvania operations.  The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006.  At December 31, 2010, the daily interest rate applicable to the PA IRB Facility was 0.40% (2009 — 0.25%).  The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit equal to the amount drawn on the facility.  At December 31, 2010, $35,000 (2009 — $35,000) was drawn under this facility.

On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2005 Seneca IRB Facility”).  The 2005 Seneca IRB Facility makes $45,000 available to fund a portion of Seneca Meadows landfill construction and equipment expenditures.  The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005.  Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility.  The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years.  The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI.  At December 31, 2010, $45,000 (2009 — $45,000) was drawn under this facility.

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse.  The note has an original issue date of June 29, 2007 and was originally issued for $10,500.  The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.  The note is secured by the WCA assets acquired.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated long-term debt

The Company is subject to various restrictions included in its long-term debt financing agreements.  At December 31, 2010 the Company is in compliance with all restrictions included in these agreements.

Interest on long-term debt amounted to $48,786 (2009 - $34,225).  Interest on long-term debt includes deferred financing cost amortization and write-offs and excludes capitalized interest.

Principal repayments required in each of the next five years ending December 31 and thereafter are as follows:

2011	$1,500
2012	1,500
2013	1,500
2014	1,146,159
2015	—
Thereafter	109,000
$1,259,659

17.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs and also outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile closure and post-closure cost accruals from the beginning to the end of the year.

December 31, 2010
Fair value of legally restricted assets	$8,949
Undiscounted closure and post-closure costs	$593,400
Credit adjusted risk free rates - Canadian segment landfills	5.4 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2011	$8,229
2012	9,982
2013	15,506
2014	10,373
2015	7,593
Thereafter	541,717
$593,400

	December 31
	2010	2009

Landfill closure and post-closure costs, beginning of year	$69,708	$58,067
Provision for landfill closure and post-closure costs, during the year	9,508	15,005
Accretion of landfill closure and post-closure costs , during the year	3,827	3,130
Landfill closure and post-closure expenditures, during the year	(5,749)	(7,145)
Disposal of landfill closure and post-closure costs, during the year	—	(1,343)
Landfill closure and post-closure costs acquired, during the year	18,083	4,771
Revisions to estimated cash flows, during the year	1,725	(4,392)
Foreign currency translation adjustment, during the year	1,137	1,615
	98,239	69,708
Less current portion of landfill closure and post-closure costs	8,229	6,622
Landfill closure and post-closure costs, end of year	$90,010	$63,086

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly.  At December 31, 2010, funded landfill post-closure costs, representing the fair value of legally restricted assets, total $8,949 (2009 - $8,102).  At December 31, 2010, $8,852 (2009 - $8,102) was deposited into the social utility trust with the balance, $97 (2009 - $nil) remaining unfunded and included in accounts payable.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

18.       Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income and income tax expense or recovery recorded in the consolidated statement of operations and comprehensive income.

	December 31
	2010	2009

Income before income taxes	$137,945	$93,613
Income tax expense at the combined basic rate	49,720	29,613
Large corporation and state tax	2,104	4,138
Withholding tax on foreign dividends	91	1,032
Tax on other non-deductible expenses	814	1,038
Net revisions to certain tax bases and tax rates	2,321	3,576
Other	608	488
Income tax expense	$55,658	$39,885

	December 31
	2010	2009

Deferred income tax assets
Unutilized tax loss carryforwards	$112,217	$96,409
Deferred financing costs and offering expenses	5,362	4,047
Foreign tax credits available for carryforward	14,567	—
Accounting provisions not currently deductible for tax	50,074	37,731
Other	937	3,935
Valuation allowance	(18,267)	(860)
	164,890	141,262

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	65,474	30,377
Carrying value of intangibles and landfill assets in excess of tax value	172,373	188,818
Carrying value of deferred financing costs in excess of tax value	7,155	3,337
Other	5,553	230
	250,555	222,762
Net deferred income tax liabilities	$85,665	$81,500

Net deferred income tax liabilities, totaling $85,665 (2009 - $81,500), is comprised of net deferred income tax liabilities in Canada amounting to $50,460 (2009 — $4,570) and net deferred income tax liabilities in the U.S. amounting to $35,205 (2009 - $76,930).

In September 2009, we received final approval from the Internal Revenue Service for a change to the tax depreciation method for all U.S. landfills.  This change increased the existing federal losses available for carryforward by approximately $251,700 and resulted in a like change to the carrying value of landfill assets in excess of tax value.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The components of domestic and foreign income before income taxes and domestic and foreign income taxes are as follows:

	2010	2009
Income before income taxes
Canada	$74,343	$60,979
U.S.	63,602	32,634
	$137,945	$93,613

Current income tax expense
Canada	$32,825	$18,483
U.S.	3,423	1,556
	36,248	20,039
Deferred income tax (recovery) expense
Canada	$(7,239)	5,153
U.S.	26,649	14,693
	19,410	19,846
Total income tax expense	$55,658	$39,885

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2010 and 2009.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2010 in Canada and from 1997 to 2010 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Subsidiaries of the Company have unutilized tax losses amounting to $250,542 (2009 - $226,577) which expire 2012 to 2028.  The realization of the deferred income tax assets, net of a $3,250 (2009 - $860) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $108,967 (2009 - $95,549), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible.  Based on management’s estimate of projected future taxable income and tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.  Future changes to the Company’s ownership structure could result in limitations to the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2010, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2009 - $nil).  As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

On the Company’s acquisition of IESI, IESI issued a $160,000 intercompany note payable (“U.S. note”).  Effective August 28, 2007, the U.S. note was cancelled.  For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis.  Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability.  Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

19.       Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

In connection with the acquisition of WSI, the Company issued 27,971 common shares to WSI’s shareholders on July 2, 2010 representing total net consideration of $551,552.  Under the terms of the Agreement and Plan of Merger (“Agreement”), the Company issued 0.5833 of its common shares for each common share issued by WSI and outstanding on the date of close.

In accordance with the Agreement, the Company assumed WSI’s stock option plans on closing.  Accordingly, the Company is obligated to issue a maximum of 505 common shares as a result of its assumption of WSI’s stock option plans.  The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016.  The exercise prices for these options range from $7.42 to $18.93.

For the period from July 2, 2010 through December 31, 2010, 305 stock options (2009 — nil) have been exercised for total consideration of $4,261 (2009 - $nil).  Please see Note 21 for additional details.  As of March 9, 2011, an additional 19 stock options have been exercised.

In addition, the Company assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share.  These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family.  These warrants have an issue date of September 7, 2001 and expire on September 7, 2011, the tenth anniversary from their issuance.

On March 6, 2009, the Company closed its public offering of 8,500 common shares for C$9.50 per share, for total gross proceeds of C$80,750.  The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility.  On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility.  Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, for total gross proceeds of $149,500.  The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility.  Aggregate equity issue costs amounted to approximately $11,170 and the related tax effect thereon totaled $3,289.

At December 31, 2010, 509 (2009 — 405) common shares were held by the U.S. LTIP plan rabbi trust.

Special Shares

On October 1, 2008, the Company issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  The number of special shares outstanding is equivalent to the exchange rights granted to holders of the participating preferred shares.  Participating preferred shareholders have the right to exchange one PPS for one common share of the Company.  For each PPS exchanged the same number of special shares is automatically cancelled.  At December 31, 2010, all special shares have been cancelled and special shareholders hold no (2009 — 11.9%) voting interest in the Company.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.  At December 31, 2010 and 2009, no preferred shares are issued.  Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common, restricted and special shares for the year ended December 31, 2010 are as follows:

	December 31
	2010	2009

Common shares
Common shares issued and outstanding, beginning of year	82,337	57,569
Restricted common shares issued and outstanding, beginning of year	(225)	(210)
Common shares issued, during the year	27,971	24,725
Common shares issued on exercise of options, during the year	305	—
Common shares issued on exchange of PPSs, during the year	11,094	43
Restricted common shares purchased, during the year	(52)	(15)
Common shares issued and outstanding, end of year	121,430	82,112

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	225	210
Restricted common shares purchased, during the year	52	15
Restricted common shares issued and outstanding, end of year	277	225

Special shares
Special shares issued and outstanding, beginning of year	11,094	11,137
Special shares exchanged, during the year	(11,094)	(43)
Special shares issued and outstanding, end of year	—	11,094

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
December 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the year	34,065	2,003	36,068
Balance, end of year	$(47,474)	$2,832	$(44,642)

December 31, 2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the year	21,941	2,089	24,030
Balance, end of year	$(81,539)	$829	$(80,710)

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at December 31, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

	December 31
	2010	2009

Net income	$82,169	$53,728
Net income attributable to common shareholders	$74,105	$47,062

Weighted average number of shares, basic	96,451	73,892
Dilutive effect of PPS equivalents(6)	11,028	11,128
Weighted average number of shares, diluted	107,479	85,020

Net income per weighted average share, basic	$0.77	$0.64
Net income per weighted average share, diluted	$0.76	$0.63
Issued and outstanding share based options (thousands)	2,646	2,246

Note:

(6)          PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares issuable by the Company upon each PPS exchange.

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

Non-controlling interest

On the closing of the IESI acquisition, IESI issued 22,266 PPSs which ultimately represented a direct non-controlling interest in the Company.  The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company.  PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced.  Exchanges of PPSs into shares of the Company were recorded at the carrying value of the PPSs at issuance net of net income loss and dividends attributable to PPSs to the date of exchange.  Effective January 1, 2009, the carrying value of non-controlling interest also included their share of other comprehensive income.  For the year ended December 31, 2010, 11,094 (2009 — 43) PPSs were exchanged for shares of the Company.

Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for common shares of the Company on December 31, 2010.

	December 31
	2010 - PPSs	2009 - PPSs

PPSs issued and outstanding, beginning of year	11,094	11,137
PPSs exchanged for shares, during the year	(11,094)	(43)
PPSs issued and outstanding, end of year	—	11,094

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Warrants

	Number of Common Shares Issuable	Weighted Average Exercise Price
December 31, 2010
Outstanding, beginning of year	—	$—
Assumed on acquisition, during the year	194	13.89
Exercised, during the year	—	—
Expired, during the year	—	—
Outstanding, end of year	194	$13.89

As of December 31, 2010, all warrants outstanding are exercisable.

20.       Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2010	2009

Accounts receivable	$(44,646)	$(4,072)
Prepaid expenses	520	1,321
Accounts payable	10,715	8,619
Accrued charges	6,834	15,063
Income taxes payable	9,835	4,891
Deferred revenues	3,378	2,356
Effect of foreign currency translation adjustments and other non-cash changes	(1,248)	(874)
Change in non-cash working capital items	$(14,612)	$27,304

21.       Share Based Compensation

Share based options

Share based options are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate.  Options, in the absence of any other determination, are exercisable equally on the first, second, third and fourth anniversary and expire on the 10th anniversary of the grant date.  The Company has reserved 4,000 shares for issuance under the option plan.  The exercise date of options may be accelerated, at the discretion of the Board of Directors, or its designate.  Options are not transferable or assignable.

On January 9, 2009, the Board of Directors issued 175 share based options, all of which have stock appreciation rights, to one executive of the Company.  The options are exercisable equally on the following vesting dates: January 9, 2009 and on December 31, 2010.  The options have an exercise price of C$20.00 or $16.77 on the date of issue and grant date market value of C$11.49 or $9.64.  On termination of employment without cause, death or disability, the options become immediately exercisable.  Unexercised options expire on January 8, 2019.

On November 11, 2010, the Board of Directors issued 200 share based options, all of which have stock appreciation rights, to one executive of the Company.  The options are exercisable equally on the following vesting dates:  November 11, 2010 and May 27, 2011.  The options have an exercise price of $22.62 and a grant date market value of $22.41.  On termination of employment without cause, death or disability, the options become immediately exercisable.  Unexercised options expire on November 10, 2020

At December 31, 2010 the weighted average grant date market value of the share based options outstanding is $20.68 (C$22.74) (2009 - $20.52 (C$22.77)).

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,246	$21.66	2,071	$22.07
Granted, during the year	200	$22.62	175	$16.77
Assumed on acquisition, during the year	505	$14.33	—	$—
Exercised, during the year	(305)	$(13.87)	—	$—
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	2,646	$21.23	2,246	$21.66

Exercisable, end of year	333	$29.15	—	$—

At of December 31, 2010, 2,188 (2009 — 1,831) stock options outstanding are exercisable.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions.  These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price over the expected term.  Changes in subjective assumptions can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss.  In calculating the fair value of the options at December 31, 2010, the following weighted average assumptions were used:

	2010	2009

Grant date - February 14, 2006
Dividend yield	2.1%	3.0%
Expected volatility	22.8%	49.6%
Risk free interest rate	1.2%	1.3%
Expected life, stated in years	0.9	1.9
Fair value, per option (in Canadian dollars)	$0.61	$1.60

Grant date - August 25, 2008
Dividend yield	2.1%	3.0%
Expected volatility	43.1%	36.9%
Risk free interest rate	1.6%	2.3%
Expected life, stated in years	3.2	4.0
Fair value, per option (in Canadian dollars)	$8.21	$3.40

Grant date - January 9, 2009
Dividend yield	2.1%	3.0%
Expected volatility	39.9%	36.8%
Risk free interest rate	1.7%	2.5%
Expected life, stated in years	3.5	4.5
Fair value, per option (in Canadian dollars)	$8.00	$3.54

Grant date - November 11, 2010
Dividend yield	2.1%	—
Expected volatility	34.9%	—
Risk free interest rate	2.0%	—
Expected life, stated in years	5.0	—
Fair value, per option (in Canadian dollars)	$7.15	$—

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Compensation expenses resulting from fair value changes in share based options are recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income.  For the year ended December 31, 2010 share based compensation expense amounted to $8,336 (2009 — $2,006).  In addition, as of December 31, 2010, unrecognized compensation cost for share based compensation totaled $1,084 (2009 - $1,780).  At December 31, 2010, $10,697 (2009 - $2,383) is accrued. The weighted average remaining contractual life of the options is 6.5 years.  In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration.  These options represent the Company’s first, second, third and fourth option grants.  Accordingly, the Company has no historical information with regards to the behaviour of its option recipients.  Expected volatility was calculated using changes in monthly share prices for a period commensurate with the remaining term to expected vesting.

Restricted shares

On June 1, 2009, the Company issued 15 restricted shares, at a weighted average cost of $11.84 per share, to one executive.  In conjunction with the restricted share issuance, the Company purchased 15 common shares for total cash consideration of $172.  All 15 restricted shares issued have a vesting date of May 31, 2012.

On July 2, 2010, the Company issued 52 restricted shares at a weighted average cost of $23.92 per share, to certain executive management.  In conjunction with the restricted share issuance, the Company purchased 52 common shares for total cash consideration of $1,241.  All 52 restricted shares issued have a vesting date of June 30, 2012.

Restricted shares are issued as an incentive for certain executive management (“employees” or “executive management”) to continue their employment with the Company and to align the interests of executive management with the interests of the Company’s shareholders.  Restricted shares are purchased by the Company in the open market and are held in trust for the benefit of certain executive management.  The restricted shares vest when the employee has satisfied the requisite service period.  Executive management forfeits their right to restricted shares upon termination for cause, or resignation without good reason.  Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability.  Dividends received by the trustee, on restricted shares held for executive management, are paid to the employee.  The employee’s interest in restricted shares is not assignable or transferrable.

The following table outlines various details pertaining to restricted shares.

	December 31
	2010	2009

Outstanding, beginning of year	225	210
Granted, during the year	52	15
Vested, during the year	—	—
Forfeited, during the year	—	—
Expired, during the year	—	—
Outstanding, end of year	277	225

Weighted average remaining life	0.36	1.10

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted share expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the year ended December 31, 2010 amounted to $1,977 (2009 - $1,485). If employees satisfy the requisite service period requirement, the Company will record compensation expense in 2011 and 2012:

2011	$690
2012	341
$1,031

Long-term incentive plan

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors.  The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold those shares acquired for the benefit of its participants.  Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held.  Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement.  The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions.  The risk of fluctuations in the price of the Company’s shares is borne by the participants.  In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries.  With the exception of changes to the vesting period, the terms of the long-term incentive plan remain principally unchanged.  Shares acquired by the Trust in respect of fiscal year ending December 31, 2004 for the benefit of its participants have vested.  Shares acquired by the Trust in respect of fiscal year ending December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year.  Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company.  The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan.  In 2010, contributions to the long-term incentive plan are calculated at 1.45% (2009 — 1.45%) of operating income before restructuring costs, amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items.  Included in selling, general and administration expenses are $7,032 (2009 - $4,221) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2010.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

22.       Commitments and Contingencies

(i)            The Company leases buildings and equipment under various operating leases.  Future lease payments for the next five years ending December 31 and thereafter are as follows:

2011	$12,011
2012	11,073
2013	10,208
2014	7,579
2015	6,306
Thereafter	17,739
$64,916

(ii)         The Company is the successor to a license agreement to use the trade name “BFI” and the related logo, subject to certain restrictions.  The agreement was amended on February 22, 2002, whereby a one-time equivalent payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term).  The Company has two additional 10 year extension options at a cost of $603 (C$600) and $1,508 (C$1,500), respectively, per annum.

(iii)      The Company enters into various commitments in the normal course of business.  At December 31, 2010, the Company has issued letters of credit amounting to $193,546 (2009 - $161,233) and performance bonds totaling $352,331 (2009 - $218,088).  Letters of credit are made available to the Company through its long-term debt facilities and are included in the security offered by the Company.

(iv)     On the acquisition of IESI, the Company assumed various obligations which require payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes.  The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $7,000.  Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied.  Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount.  The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable.  Landfill permits acquired on the acquisition of IESI were recorded at their fair values.  Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

(v)        The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012.  The volume requirements are measured based on an annual average.  In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall.  At December 31, 2010, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

(vi)     The Company has an accrued environmental liability of $14,280 (2009 - $13,366) recorded in landfill closure and post-closure costs on the consolidated balance sheet, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition.  The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $15,920 (2009 - $13,452).  The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007.  Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act.  Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater.  A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process.  In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates.  However, management believes that its experience provides a reasonable basis for estimating its liability.  As additional information becomes available, estimates are adjusted as applicable.  It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material.  The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

(vii)  The Company is subject to certain lawsuits and other claims arising in the ordinary course of business.  The outcome of these matters is subject to future resolution.  Management’s evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company’s consolidated financial statements.

Purchase agreements

In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida.  An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

WSI entered into an agreement to purchase an adjacent parcel of land to its SLD landfill for total consideration of approximately $7,300.  Deposits to date total $950 and an additional deposit of $200 is due July 2011.  A portion of the deposits will be credited to the total purchase consideration on closing.  Deposits made by the Company are not refundable should the purchase not close.

23.       Related Party Transactions

Related party agreements

The Company leases office space which is owned by the son of one of its directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  The Company intends to sublet this lease.

The father-in-law of the Company’s Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Equity accounted investee

The Company’s investment in its equity investee is with a related party.  The Company has a fifty percent ownership interest in its equity investee.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  The Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and are resident with its shareholders.  These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transactions.  The Company incurred $270 of charges for the year ended December 31, 2010 from its equity investee which are recorded to operating expenses.  A total of $22 is included in accounts payable at December 31, 2010 for amounts owing to the Company’s equity investee.

On December 6, 2010, the Company issued an unsecured promissory note to its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Other related party transactions

A company owned by an officer of a subsidiary of BFI provides transportation services to the Company.  Total charges of $1,835 were incurred for the year ended December 31, 2010 which are recorded to operating expenses.

All related party transactions are recorded at the exchange amounts.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

24.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or liabilities on the Company’s consolidated balance sheet.

	December 31, 2010	December 31, 2009
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$—	$362
Long-term - commodity swaps	$548	$279

Derivatives designated in a hedging relationship
Current - commodity swaps	$1,928	$408
Long-term - commodity swaps	$1,325	$1,295
Long-term - interest rate swaps	$2,891	$—

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$6,091	$8,312
Long-term - interest rate swaps	$1,391	$3,611

The following table outlines the hierarchical measurement categories for the fair value of various financial assets and liabilities at December 31, 2010:

	December 31, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets - commodity swaps	$—	$—	$641	$641
Other liabilities - interest rate swaps	$—	$(11,923)	$—	$(11,923)
	$13,093	$(11,923)	$2,344	$3,514

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines the change in fair value for Level 3 inputs for the periods ended December 31, 2010 and 2009:

	December 31
Significant unobservable inputs (Level 3)	2010	2009
Balance, beginning of year	$2,344	$(1,891)
Realized gains included in the statement of operations, during the year	113	408
Unrealized (losses) gains included in the statement of operations, during the year	(122)	588
Unrealized gains included in accumulated other comprehensive loss, during the year	1,550	3,594
Settlements	(113)	(408)
Foreign currency translation adjustment	29	53
Balance, end of year	$3,801	$2,344

Fair value

Funded landfill post-closure costs are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect, for the years ended December 31, 2010 and 2009.

	December 31
	2010	2009
Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$1,272	$—
Other comprehensive income, commodity swaps	939	2,717
Total other comprehensive income, net of income tax	$2,211	$2,717

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

At December 31, 2010, commodity and interest rate swaps accounted for as cash flow hedges were determined to be highly effective.  Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise.  The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,928 (2009 - $787).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.  The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $1,145 (2009 - $nil). However, the actual amount reclassified to net income is dependent on future movements in interest rates.

Interest rate and commodity swaps

The Company is subject to credit risk on certain interest rate and commodity swaps (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company’s consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity swaps as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month- expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$10,159	$5,649	$4,510	$—	$—
Commodity swaps	$1,636	$577	$1,059	$—	$—

Amounts recorded to net gain on financial instruments for the year ended December 31, 2010 total ($5,493) (2009 — ($1,562)), in aggregate.  The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs ($29) (2009 — $67), interest rate swaps ($5,586) (2009 — ($1,041)) and fuel hedges $122 (2009 — ($588)).

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates fair value due to the relatively short-term maturities of these instruments.  Funded landfill post-closure costs and derivative financial instruments are recorded on the consolidated balance sheet at fair value.

At December 31, 2010, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,511 (2009 - $1,867), compared to the carrying amount of $1,278 (2009 - $1,759).

At December 31, 2010, the debentures estimated fair value is approximately $74,800 (2009 - $71,700) compared to the carrying amount of $58,315 (2009 - $55,418).

At December 31, 2010, the estimated fair value of the 2005 Seneca IRB Facility is approximately $44,800 (2009 - $40,725) compared to the carrying amount of $45,000 (2009 - $45,000).

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

At December 31, 2010, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount.  The Company believes that renegotiation of its variable rate long-term debt would result in equivalent pricing than it currently enjoys.  However, because the Company’s variable rate facilities are non-amortizing, the current carrying amount of the Company’s variable rate long-term debt approximates its carrying amount.

Fair value methods and assumptions

Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company’s consolidated balance sheets are as follows:  funded landfill post-closure costs, and interest rate and commodity swaps.  Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the consolidated balance sheet, are invested by the social utility trust trustee.  Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments.  The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties.

25.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and amount of transactions between them.  As a result of the acquisition of WSI, the Company has elected to exclude Corporate costs in the determination of each business segment’s performance.  Corporate includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate also includes transaction and related costs and fair value changes for stock options.  Prior year amounts have been changed to conform to the current year’s presentation.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2010	2009
Revenues
Canada	$584,141	$349,288
U.S. south	502,308	340,187
U.S. northeast	343,316	318,991
Corporate	—	—
	$1,429,765	$1,008,466

Revenues less operating and selling, general and administration expenses
Canada	$216,976	$140,644
U.S. south	142,264	92,909
U.S. northeast	97,444	90,237
Corporate	(59,757)	(40,274)
	$396,927	$283,516

Amortization
Canada	$79,325	$48,240
U.S. south	67,555	48,217
U.S. northeast	58,799	58,973
Corporate	1,987	1,272
	$207,666	$156,702

Net gain on sale of capital and landfill assets	$(414)	$(198)
Restructuring expenses	$5,180	$—

Operating income	$184,495	$127,012

	December 31, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,078	$405,906	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$59,884	$168,374	$402,212	$—	$630,470
Capital assets	$160,868	$171,083	$105,174	$2,609	$439,734
Landfill assets	$175,154	$140,027	$346,557	$—	$661,738
Total Assets	$484,373	$534,296	$957,911	$21,007	$1,997,587

26.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2011 and 2021.

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of December 31, 2010, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.